Filed by Black Spade Acquisition III Co.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Black Spade Acquisition III Co.

Commission File No. 001-43039

Date: September 1, 2026

Astrum Signs Delivery Services Agreement with Impulse Space for NEASTAR-1 Satellite

Agreement supports planned launch and orbital delivery of Astrum’s next-generation GEO L-band satellite-to-device broadcast platform

EL SEGUNDO, California — September 1, 2026 — Astrum Space Inc (“Astrum” or the “Company”), a satellite communications company developing a wholesale satellite-to-device (“S2D”) broadcast and data-distribution network, today announced that it has contracted with Impulse Space for delivery services supporting the planned deployment of NEASTAR-1, Astrum’s new high-power next-generation transmission satellite.

NEASTAR-1 is manifested on a late 2028 Impulse Caravan rideshare mission which deploys the spacecraft directly into geostationary Earth orbit (“GEO”). Following insertion into low Earth orbit aboard a SpaceX Falcon 9 launch vehicle, Impulse’s Helios kick-stage will carry NEASTAR-1 the 20,000+ miles to GEO in roughly 8 hours.

NEASTAR-1 is currently being manufactured by SWISSto12. It is intended to replace Astrum’s existing satellite and serve as the primary satellite for Astrum’s planned S2D broadcast network. The spacecraft is designed with a 5-meter unfurlable L-band reflector antenna and configurable regional service beams to provide high-power regional L-band broadcast coverage to markets across the Asia-Pacific region. NEASTAR-1 is expected to have more than 16 years of on-orbit mission life.

Astrum Chief Executive Officer Michael Do stated, “Our agreement with Impulse represents an important program milestone for NEASTAR-1 and for Astrum’s planned S2D broadcast network. Combining NEASTAR-1’s high-power GEO L-band platform with Impulse’s rapid orbital transfer capability provides a planned path from launch through to operations at the 105°E orbital position.”

Last week, Astrum announced that it plans to go public through a business combination with Black Spade Acquisition III Co (“BIII”). Astrum and BIII have entered into a definitive business combination agreement, and the proposed transaction is expected to close by the end of 2026, subject to regulatory and shareholder approvals, and other customary closing conditions. Mr. Do said about the transaction: “We believe our plan to go public by way of business combination with Black Spade Acquisition III Co will enhance our capital base and strategic partner network, building the essential foundation to advance NEASTAR-1’s mission to provide the space infrastructure required to support a resilient, wide-area, one-to-many broadcast layer for mobile network operators, broadcasters, governments and enterprise customers across the Asia-Pacific region.”

Astrum holds 25 MHz of contiguous L-band spectrum at 1467–1492 MHz and has spectrum and orbital resources associated with the 105°E orbital position, together with ITU coordination priority under the Broadcasting-Satellite Service allocation. Astrum’s planned network is designed to distribute common content—including live media, emergency alerts, public information, software and firmware updates and other data—to populations of compatible devices using GEO satellite transmission, subject to applicable regulatory approvals, device compatibility, standards development and service-partner integration.

Astrum is pursuing a wholesale business-to-business and business-to-government model, working with mobile network operators, broadcasters, content providers, governments and enterprise customers. The Company’s architecture is designed to integrate with the evolving 5G Multicast Broadcast Service (“MBS”) and non-terrestrial network (“NTN”) standards framework and to operate as a complementary satellite broadcast layer for terrestrial mobile networks, emphasizing wide-area coverage, efficient one-to-many distribution and resilient communications.

About Astrum Space Inc

Astrum Space Inc is developing a next-generation S2D broadcast network designed to deliver wide-area data and content services across the Asia-Pacific region. Astrum combines 25 MHz of contiguous L-band spectrum at 1467–1492 MHz, spectrum and orbital resources associated with the strategic 105°E GEO position. Astrum is pursuing a wholesale business model serving mobile network operators, broadcasters, governments and enterprise customers, positioning its GEO platform as a complementary one-to-many broadcast layer for terrestrial mobile networks.

From left: Michael Do, CEO of Astrum, and Tom Mueller, Founder and CEO of Impulse.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Astrum and BIII, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Astrum’s development, manufacture, launch, orbital deployment, commissioning, technical performance and commercial operation of NEASTAR-1; the anticipated launch window and mission profile; the capabilities and expected operating life of NEASTAR-1; Astrum’s planned satellite-to-device network, services, coverage and commercialization strategy; regulatory and market-access approvals; device and technology compatibility; and Astrum’s ability to establish commercial and strategic relationships, the Company or BIII’s expectations concerning the outlook for the Company’s business, productivity, plans and goals for product launches, deliveries and future operational improvement and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and BIII, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against BIII, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by BIII public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of BIII, to obtain financing to complete the business combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination; (8) costs related to the business combination; (9) risks associated with changes in laws or regulations applicable to the Company’s diverse business lines and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) the Company’s ability to anticipate trends and respond to satellite development and launch, orbital deployment, spectrum and regulatory rights, device ecosystem development, commercialization, financing, customer adoption and transaction-closing risks. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 to be filed by BIII and the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or BIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and BIII assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor BIII gives any assurance that either the Company or BIII will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or BIII or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document references a proposed transaction between the Company and BIII. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company and BIII intend to file a registration statement on Form F-4 that will include a proxy statement and a prospectus with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all BIII shareholders as of a record date to be established for voting on the proposed transaction. BIII also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of BIII are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BIII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by BIII may be obtained by written request to BIII at Black Spade Acquisition III Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong.

Participants in Solicitation

BIII and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from BIII’s shareholders in connection with the proposed transaction. Information about BIII’s directors and executive officers and their ownership of BIII’s securities is set forth in BIII’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

Media Contact

Astrum Space Inc
marketing@astrumspaceinc.com